SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Harry Winston Diamond Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

41587B100
(CUSIP Number)

Oberndorf Enterprises LLC
505 Sansome Street, Suite 1950
San Francisco, California 94111
(415) 500-6900

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 pages
CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

William and Susan Oberndorf Trust, dated 10/19/98
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,528,406 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

3,528,406 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,528,406 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

OO

(1)	Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf

Page 3 of 9 pages
CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

Oberndorf Family Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

720,594 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

720,594 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

720,594 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, William E. Oberndorf.

Page 4 of 9 pages
CUSIP No. 41587B100

1	NAME OF REPORTING PERSON

William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

720,594 (1)
	8	SHARED VOTING POWER

3,528,406 (2)
	9	SOLE DISPOSITIVE POWER

720,594 (1)
	10	SHARED DISPOSITIVE POWER

3,528,406 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,249,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

(1)	720,594 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership.
(2)	3,528,406 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/19/98.

Page 5 of 9 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares (the “Shares”) of Harry Winston Diamond Corporation (the “Issuer”), a corporation organized under the federal laws of Canada.  The principal executive offices of the Issuer are located at P.O. Box 4569, Station A, Toronto, Ontario, Canada M5W 4T9.

Item 2.	Identity and Background.

(a)           The undersigned hereby file this Schedule 13D Statement on behalf of the William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”), Oberndorf Family Partners, a California partnership (“OFP”), and William E. Oberndorf (“WEO”).  Oberndorf Trust, OFP and WEO are sometimes hereinafter referred to as the “Reporting Persons”.  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

(b) - (c)

Oberndorf Trust

Oberndorf Trust is a living trust, established for the benefit of WEO and his wife, Susan C. Oberndorf (“SCO”).  WEO and SCO are the trustees of Oberndorf Trust.  The principal business address of Oberndorf Trust, which also serves as its principal office, is 505 Sansome Street, Suite 1950, San Francisco, California 94111.  Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO is set forth below.  Ms. Oberndorf’s business address is 505 Sansome Street, Suite 1950, San Francisco, California 94111.  Ms. Oberndorf’s present principal occupation is serving as the President of the Oberndorf Foundation.

OFP

OFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.  The principal business address of OFP, which also serves as its principal office, is 505 Sansome Street, Suite 1950, San Francisco, California 94111.  Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, the sole general partner of OFP, is set forth below.

WEO

WEO’s business address is 505 Sansome Street, Suite 1950, San Francisco, California 94111.  His present principal occupation is investing.  WEO is a trustee for the Oberndorf Trust and the sole general partner of OFP.

(d)           None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           All of the natural persons identified in this Item 2 are citizens of the United States of America.

Page 6 of 9 pages

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
Oberndorf Trust	Personal Funds (1)	$42,328,289.58
OFP	Contributions from Partners	$8,744,569.58
WEO	Not Applicable	Not Applicable

(1)
As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares reported herein for investment purposes.  Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer.  Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Issuer.

Whether the Reporting Persons acquire any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person.  Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person.  In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Shares or other securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Page 7 of 9 pages

Item 5.	Interests in Securities of the Issuer.

(a)           Percentage interest calculations for each Reporting Person are based upon the Issuer having 84,874,781 total outstanding Common Shares as reported on the Issuer’s Form 40-F filed with the Securities and Exchange Commission on April 24, 2012.

Oberndorf Trust

The aggregate number of Shares that Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,528,406 Shares, which constitutes approximately 4.2% of the outstanding Shares.

OFP

The aggregate number of Shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 720,594 Shares, which constitutes approximately 0.8% of the outstanding Shares.

WEO

Because of his positions as a trustee of the Oberndorf Trust and sole general partner of OFP, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,249,000 Shares in the aggregate, which constitutes approximately 5.0% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)           Oberndorf Trust

Acting through its trustees, Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,528,406 Shares in the aggregate.

OFP

Acting through its sole general partner, OFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 720,594 Shares.

WEO

WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,528,406 Shares held in the Oberndorf Trust.  Because of his position as the sole general partner of OFP, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 720,594 Shares held by OFP.

(c)           Within the past 60 days of the date of this statement, Reporting Persons acquired Shares through open market purchases on the New York Stock Exchange as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

Page 8 of 9 pages

(d)           Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)

Page 9 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012	WILLIAM AND SUSAN OBERNDORF TRUST, DATED 10/19/98

	By:	/s/ William E. Oberndorf
		Name:	William E. Oberndorf
		Title:	Co-Trustee

OBERNDORF FAMILY PARTNERS

	By:	/s/ William E. Oberndorf
		Name:	William E. Oberndorf
		Title:	General Partner

WILLIAM E. OBERNDORF

/s/ William E. Oberndorf

SCHEDULE I

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share ($) (1)	Where/How Transaction Effected
William and Susan Oberndorf Trust, dated 10/19/98	5/8/12	Buy	764,706	12.75	Open Market/Broker
William and Susan Oberndorf Trust, dated 10/19/98	5/17/12	Buy	250,000	12.01 (2)	Open Market/Broker
Oberndorf Family Partners	5/8/12	Buy	235,294	12.75	Open Market/Broker
Oberndorf Family Partners	5/21/12	Buy	250,000	12.10	Open Market/Broker
Oberndorf Family Partners	5/23/12	Buy	18,700	12.23 (3)	Open Market/Broker

(1)
The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price for transactions reported in the aggregate below.

(2)	The range of prices per share for transactions effected on this day is $11.98 to $12.20.

(3)	The range of prices per share for transactions effected on this day is $12.22 to $12.25.

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)